FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

to

ANNUAL REPORT

of

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Roberto Alfaro

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace

Washington, D.C. 20008

* The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The purpose of this Amendment is to file with the Commission (i) a description of certain provisions relating to collective action securities to be issued by the Registrant (or the “Republic”), (ii) a form of Amendment No. 1 to the Fiscal Agency Agreement dated as of September 26, 1997 between the Republic of Panama and JPMorgan Chase Bank, as Fiscal Agent and (iii) a description of certain recent developments with respect to the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Panama on the 4th day of September, 2003.

REPUBLIC OF PANAMA

By:	/s/ DOMINGO LATORRACA M.

Domingo Latorraca M. Vice Minister of Economy and Finance of the Republic of Panama

EXHIBIT INDEX

Exhibit No.		Page No.
A:	None
B:	None
*C:	Copy of the 2001 Annual Budget of the Republic
*D:	Current Description of the Republic
E:	Description of Amendments to Be Made to Fiscal Agency Agreement dated as of September 26, 1997 between the Republic of Panama and JPMorgan Chase Bank, as Fiscal Agent
F:	Form of Amendment No. 1 dated as of September 4, 2003 to the Fiscal Agency Agreement dated as of September 26, 1997 between the Republic of Panama and JPMorgan Chase Bank, as Fiscal Agent
G:	Recent Developments of the Republic as of September 4, 2003

* Previously filed.

EXHIBIT E

AMENDMENTS TO BE MADE TO PANAMA’S FISCAL AGENCY AGREEMENT

The Republic of Panama (“Panama”) is amending the fiscal agency agreement dated as of September 26, 1997 between itself and JPMorgan Chase Bank to permit Panama to issue debt securities, called “collective action securities,” that will contain provisions relating to certain aspects of default, acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to Panama’s outstanding public external indebtedness. These provisions are referred to as “collective action clauses.” The following description is a summary of the collective action clauses to be included in series of collective action securities that Panama may issue in the future. Because it is only a summary, the description may not contain all of the information that is important to investors in Panama’s debt securities. Therefore, Panama urges you to read the form of amendment to the fiscal agency agreement that is included as part of this filing.

Default

Panama’s collective action clauses will provide that any of the following events will be an event of default with respect to the debt securities of any series:

(a) a default by Panama in any payment of principal of the debt securities of that series which continues for 15 calendar days;

(b) a default by Panama in any payment of interest on the debt securities of that series which continues for 30 calendar days;

(c) a default by Panama in the performance of any other obligation under the debt securities of that series which continues for 60 calendar days after the holder of any debt securities of that series has provided to the fiscal agent written notice requiring this default be remedied;

(d) an acceleration of any aggregate principal amount of public indebtedness of Panama in excess of US$25,000,000 (or its equivalent in any other currency) by reason of an event of default arising from Panama’s failure to make any payment of principal or interest under this public indebtedness when due;

(e) a failure of Panama to make any payment in respect of the public indebtedness of Panama in an aggregate principal amount in excess of US$25,000,000 (or its equivalent in any other currency) when due (whether at stated maturity, by acceleration or otherwise), which continues for 30 calendar days after the holder of any debt securities of that series has provided to the fiscal agent written notice requiring this default be remedied;

(f) a declaration by Panama of a moratorium with respect to the payment of principal of, or premium or interest on, public external indebtedness of Panama which does not expressly exclude the debt securities of that series and which is materially prejudicial to the interests of the holder of the debt securities of that series; or

(g) a denial or repudiation by Panama of its obligations under the debt securities of that series.

Acceleration of Maturity

If an event of default described under the heading “Default” above occurs and is continuing with respect to any series of debt securities that have been designated collective action securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of debt securities of that series may exercise these rights only by providing a written demand to Panama and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Panama receives written notice of the declaration, unless Panama has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Amendments and Waivers

Panama’s collective action clauses will provide that Panama, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the debt securities of any series that have been designated collective action securities with:

•	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of that series.

However, the holders of not less than 75% in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

•	change the due date for the payment of the principal of, or any installment of interest on, the debt securities of that series;

•	reduce the principal amount of the debt securities of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;

•	reduce the interest rate or the premium payable upon early redemption of the debt securities of that series;

•	change the currency in which any amount in respect of the debt securities of that series is payable or the place or places in which such payment is to be made;

•	permit early redemption of the debt securities of that series or, if early redemption is already permitted, shorten the period during which Panama is not permitted to redeem the debt securities of that series;

•	change Panama’s obligation to pay any additional amounts under the debt securities of that series;

•	change the definition of “outstanding” with respect to the debt securities of that series;

•	change the governing law provision of the debt securities of that series;

•	change Panama’s appointment of an agent for the service of process or Panama’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the debt securities of that series;

•	change the status of the debt securities of that series, as described under “Debt Securities—Status of the Debt Securities” in the prospectus accompanying the prospectus supplement relating to the debt securities of that series;

•	in connection with an offer to acquire all or any portion of the debt securities of that series, amend any event of default under the debt securities of that series; or

•	reduce the proportion of the principal amount of the debt securities of that series that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

Panama refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of debt securities that have been designated collective action securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding debt securities) agrees to the change.

If both Panama and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Panama;

•	surrendering any right or power conferred upon Panama;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

•	amending the fiscal agency agreement or the debt securities of that series in any manner which Panama and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

For purposes of determining whether the required percentage of holders of any series of debt securities that have been designated collective action securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, such debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities owned, directly or indirectly, by or on behalf of Panama or any political subdivision or instrumentality of Panama will be disregarded and deemed not to be “outstanding.”

Except as specifically set forth herein, the terms (including notice, quorum and other meeting and consent provisions) applicable to other series of debt securities issued by Panama remain unchanged with respect to collective action securities.

Further Issues of Debt Securities of a Series

Panama’s collective action clauses will provide that from time to time, without the consent of holders of any series of debt securities that have been designated collective action securities, and subject to the required approvals under Panamanian law, Panama may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Panama may also consolidate the additional debt securities to form a single series with the outstanding debt securities of that series.

EXHIBIT F

AMENDMENT NO. 1 TO FISCAL AGENCY AGREEMENT

AMENDMENT No. 1 (this “Amendment”), dated as of September 4, 2003, to the Fiscal Agency Agreement, dated as of September 26, 1997, between the Republic of Panama (the “Issuer”) and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Fiscal Agent (the “Fiscal Agency Agreement”).

W I T N E S S E T H:

WHEREAS, the parties hereto have previously entered into the Fiscal Agency Agreement;

WHEREAS, the Issuer wishes to provide for the issuance of additional series of Securities under (and as defined in) the Fiscal Agency Agreement, which Securities may contain new provisions relating to events of default and certain other changes, all as more fully described herein;

WHEREAS, Section 11(b) of the Fiscal Agency Agreement provides, among other things, that the Issuer and the Fiscal Agent may, upon agreement between themselves, without the vote or consent of any holder of Securities of any series, modify, amend or supplement the Fiscal Agency Agreement or the Securities of a series (a) for the purpose of correcting any defective provision thereof or (b) in any manner which the Issuer and the Fiscal Agent may determine and shall not be inconsistent with the Securities of such series and shall not adversely affect the interest of any holder of Securities of such series; and

WHEREAS, the Issuer has requested and the Fiscal Agent has agreed, consistent with such Section 11(b), to amend the Fiscal Agency Agreement;

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.    Scope of Amendment.  The provisions of this Amendment shall apply only to any Securities of any Series issued in the future under the Fiscal Agency Agreement that are in their terms stated to be “Collective Action Securities” under the Fiscal Agency Agreement, as amended by this Amendment and as further amended, modified or supplemented from time to time in accordance with the terms thereof, and shall not modify or otherwise affect the terms and conditions of any currently outstanding Securities under the Fiscal Agency Agreement or any other Securities that are not so stated to be “Collective Action Securities” under the Fiscal Agency Agreement, as amended by this Amendment and as further amended, modified or supplemented from time to time in accordance with the terms thereof.

2.      Addition of Section 11(e) of the Fiscal Agency Agreement.  A new Section 11(e) is added to the Fiscal Agency Agreement, to read in full as follows:

(e) Collective Action Securities. Notwithstanding Sections 11(b) and 11(c) hereof, the following provisions shall apply to Collective Action Securities (as defined below):

(i) Approval. (a) At any meeting of holders of Securities of any Series duly called and held as specified above, upon the affirmative vote, in person or by proxy thereunto duly authorized in writing, of the holders of not less than 66 2/3% in aggregate principal amount of the Securities of such Series then Outstanding represented at such meeting (or of such other percentage as may be set forth in the text of the Securities of such Series with respect to the action being taken), or (b) with the written consent of the owners of not less than 66 2/3% in aggregate principal amount of the Securities of any Series then Outstanding (or of such other percentage as may be set forth in the text of the Securities of such Series with respect to the action being taken), the Issuer and the Fiscal Agent, upon agreement between themselves, may modify, amend or supplement the terms of the Securities of such Series or, insofar as respects the Securities of such Series, this Agreement, in any way, and the holders of Securities of such Series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Agreement or the Securities of such Series to be made, given or taken by holders of Securities of such Series; provided, however, that no such action may, without the consent or affirmative vote, in person or by proxy thereunto duly authorized in writing, of the holders of not less than 75% in aggregate principal amount of the Securities of such Series then Outstanding, (A) change the due date for the payment of the principal of (or premium, if any) or any installment of interest on any Securities of such Series, (B) reduce the principal amount of any Securities of such Series, the portion of such principal amount that is payable upon acceleration of the maturity of such Securities, the interest rate thereon or the premium payable upon redemption thereof, (C) change the coin or currency in which payment with respect to interest, premium or principal in respect of Securities of such Series is payable or the place or places in which any such payment is required to be made, (D) shorten the period during which the Issuer is not permitted to redeem the Securities of such Series, or permit the Issuer to redeem the Securities of such Series if, prior to such action, the Issuer is not permitted to do so, (E) reduce the proportion of the principal amount of Securities of such Series the vote or consent of the holders of which is necessary to modify, amend or supplement this Agreement or the terms and conditions of the Securities of such Series or to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided hereby or thereby to be made, taken or given, (F) change the obligation of the Issuer to pay additional amounts, if any, pursuant to the Securities of such Series,

(G) amend the definition of “Outstanding” as set forth in Section 11(d) hereof with respect to the Securities of such Series, (H) change the governing law provisions of the Securities of such Series, (I) change the Issuer’s appointment of an agent for the service of process or the Issuer’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any Related Proceeding, each as set forth in Section 14 hereof and in the Securities of such Series, (J) except as contemplated in clause (C) of the immediately following sentence, change the ranking of the Securities of such Series as set forth in the terms of the Securities of such Series or (K) in connection with an offer to acquire all or any portion of the Securities of such Series where the consideration consists of either cash, new securities to be issued by the Issuer or any of its political subdivisions or instrumentalities, or any combination of the foregoing, amend any Event of Default (as defined in the terms of the Securities of such Series).

The Issuer and the Fiscal Agent may, upon agreement between themselves, without the vote or consent of any holder of Securities, modify, amend or supplement this Agreement or the Securities of a Series for the purpose of (A) adding to the covenants of the Issuer for the benefit of the holders of the Securities of such Series, (B) surrendering any right or power conferred upon the Issuer, (C) securing the Securities of such Series pursuant to the requirements of such Series or otherwise, (D) curing any ambiguity, or curing, correcting or supplementing any defective provision thereof or (E) amending this Agreement or the Securities of such Series in any manner which the Issuer and the Fiscal Agent may determine and shall not adversely affect the interest of any holder of Securities of such Series in any material respect.

It shall not be necessary for the vote or consent of the holders of Securities of a Series to approve the particular form of any proposed modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action, but it shall be sufficient if such vote or consent shall approve the substance thereof.

(ii) Binding Nature of Amendments, Notices, Notations, etc. Any instrument given by or on behalf of any holder of a Security of a Series in connection with any consent to or vote for any such modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action will be irrevocable once given and will be conclusive and binding on all subsequent holders of such Security or any Security issued directly or indirectly in exchange or substitution therefor or in lieu thereof. Any such modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action will be conclusive and binding on all holders of Securities of such Series, whether or not they have given such consent or cast such vote or were present at any meeting, and whether or not notation of such modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action is made upon the Securities of such Series. Notice of any modification or amendment of, supplement to, or request, demand, authorization, direction, notice, consent, waiver or other action with respect to the Securities of a Series or this Agreement (other than for purposes of curing any ambiguity or of curing, correcting or supplementing any defective provision hereof or thereof) shall be given to each holder of Securities affected thereby and then Outstanding, in all cases as provided in Securities of such Series.

Securities of a Series authenticated and delivered after the effectiveness of any such modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action may bear a notation in the form approved by the Fiscal Agent and the Issuer as to any matter provided for in such modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action taken, made or given in accordance with this Section 11(e). New Securities of such Series modified to conform, in the opinion of the Fiscal Agent and the Issuer, to any such modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action may be prepared by the Issuer, authenticated by the Fiscal Agent (or any authenticating agent appointed pursuant to Section 3 hereof) and delivered in exchange for Outstanding Securities of such Series.

(iii) “Collective Action Securities” Defined. For purposes hereof, “Collective Action Securities” shall mean any Securities of any Series issued under this Agreement that are in their terms stated to be “Collective Action Securities” under this Agreement.

3.      Addition of Alternative Paragraph 7 of Exhibit A to the Fiscal Agency Agreement. A new Alternative Paragraph 7 of the form of Reverse of Registered Security is added to Exhibit A to the Fiscal Agency Agreement immediately after Paragraph 7 thereof, to read in full as follows:

[Alternative Paragraph 7 for Collective Action Securities] 7. In the event any of the following shall occur (each an “Event of Default”):

(a)	default in any payment of principal on any Security of this series and the continuance of such default for a period of 15 calendar days; or

(b)	default in any payment of interest on any Security of this series and the continuance of such default for a period of 30 calendar days; or

(c)	default in the performance of any other obligation under the Securities of this series and the continuance of such default for a period of 60 calendar days after written notice requiring the same to be remedied shall have been given to the Fiscal Agent by the holder of any Security of this series; or

(d)	acceleration of any aggregate principal amount of Public Indebtedness of the Republic in excess of U.S.$25,000,000 (or its equivalent in any other currency) by reason of an event of default (however described) resulting from the failure either to make any payment of principal or interest thereunder when due; or

(e)	failure to make any payment in respect of Public Indebtedness of the Republic in an aggregate principal amount in excess of U.S.$25,000,000 (or its equivalent in any other currency) when due (whether at stated maturity, by acceleration or otherwise) (as such date may be extended by any applicable grace period or waiver) and the continuance of such failure for a period of 30 calendar days after written notice requiring the same to be remedied shall have been given to the Fiscal Agent by the holder of any Security of a Series; or

(f)	declaration by the Republic of a moratorium with respect to the payment of principal of, or premium or interest on Public External Indebtedness of the Republic which does not expressly exclude the Securities of this series; or

(g)	denial or repudiation by the Republic of its obligations under the Securities of this series;

then the registered holder of this Security may, at such holder’s option so long as an Event of Default is continuing, declare [If the Security is not an Original Issue Discount Security—the principal of and any accrued interest on all the Securities of this series] [If the Security is an Original Issue Discount Security—an amount of principal of and accrued interest on the Securities of this series determined as hereinafter provided] to be due and payable immediately by written notice to the Issuer and the Fiscal Agent at its corporate trust office, and unless all such defaults shall have been cured by the Issuer prior to receipt of such written notice, such principal and interest shall become and be immediately due and payable; provided, however, that any notice declaring the Securities of this series due and payable shall become effective only when the Fiscal Agent has received such notice from holders of not less than 25% in aggregate principal amount of the Securities of this series then Outstanding. [The amount referred to in the preceding sentence shall be equal to—insert formula for determining the amount.] If any Event of Default shall give rise to a declaration which shall be effective and all Events of Default shall cease to continue following such declaration, then such declaration may be rescinded and annulled by the affirmative vote or written consent of the holders of not less than 66 2/3% in aggregate principal amount of the Securities of this series then Outstanding in accordance with the procedures set forth in Paragraph [9] below.

[[            ]. Add in particular covenants relating to the Securities of this series.]

5

4.     Addition of Alternative Paragraph [9] of Exhibit A to the Fiscal Agency Agreement. A new Alternative Paragraph [9] of the form of Reverse of Registered Security is added to Exhibit A to the Fiscal Agency Agreement immediately after Paragraph [9] thereof, to read in full as follows:

[Alternative Paragraph [9] for Collective Action Securities] [9]. (i) At any meeting of holders of Securities of this series duly called and held as specified above, upon the affirmative vote, in person or by proxy thereunto duly authorized in writing, of the holders of not less than 66 2/3% in aggregate principal amount of the Securities of this series then Outstanding represented at such meeting (or of such other percentage as may be set forth in the text of the Securities of such series with respect to the action being taken), or (ii) with the written consent of the owners of not less than 66 2/3% in aggregate principal amount of the Securities of this series then outstanding (or of such other percentage as may be set forth herein with respect to the action being taken), the Issuer and the Fiscal Agent, upon agreement between themselves, may modify, amend or supplement the terms of the Securities of this series or, insofar as respects the Securities of this series, the Fiscal Agency Agreement, in any way, and the holders of Securities of this series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided hereby or by the Fiscal Agency Agreement to be made, given or taken by holders of Securities of this series; provided, however, that no such action may, without the consent or affirmative vote, in person or by proxy thereunto duly authorized in writing, of the holders of not less than 75% in aggregate principal amount of the Securities of this series then Outstanding, (A) change the due date for the payment of the principal of (or premium, if any) or any installment of interest on any Securities of this series, (B) reduce the principal amount of any Securities of this series, the portion of such principal amount that is payable upon acceleration of the maturity of such Securities, the interest rate thereon or the premium payable upon redemption thereof, (C) change the coin or currency in which payment with respect to interest, premium or principal in respect of Securities of this series is payable or the place or places in which any such payment is required to be made, (D) shorten the period during which the Issuer is not permitted to redeem the Securities of this series, or permit the Issuer to redeem the Securities of this series if, prior to such action, the Issuer is not permitted to do so, (E) reduce the proportion of the principal amount of Securities of this series the vote or consent of the holders of which is necessary to modify, amend or supplement this Agreement or the terms and conditions of the Securities of this series or to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided hereby or thereby to be made, taken or given, (F) change the obligation of the Issuer to pay additional amounts, if any, pursuant to the Securities of this series, (G) amend the definition of “Outstanding” as set forth in Section 11(d) of the Fiscal Agency Agreement with respect to the Securities of this series, (H) change the governing law provisions of the Securities of this series as set forth in Paragraph [12] below, (I) change the Issuer’s appointment of an agent for the service of process or the Issuer’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any Related Proceeding, each as set forth in Section 14 of the Fiscal Agency Agreement and Paragraph 13 below, (J) except as contemplated in clause (C) of the final sentence of this paragraph, change the ranking of the Securities of this Series, as set forth in Paragraph 1 hereof or (K) in connection with an offer to acquire all or any portion of the Securities of this series where the consideration consists of either cash, new securities to be issued by the Issuer or any of its political subdivisions or instrumentalities or any combination of the foregoing, amend any Event of Default hereunder. Any such modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action will be conclusive and binding on all holders of Securities of such Series, whether or not they have given such consent or cast such vote or were present at any meeting, and whether or not notation of such modification, amendment, supplement, request, demand, authorization, direction, notice, consent, waiver or other action is made upon the Securities of such Series. The Issuer and the Fiscal Agent may, upon agreement between themselves, without the vote or consent of any holder of Securities, modify, amend or supplement the Fiscal Agency Agreement or the Securities of this series for the purpose of (A) adding to the covenants of the Issuer for the benefit of the holders of the Securities of this series, (B) surrendering any right or power conferred upon the Issuer, (C) securing the Securities of this series pursuant to the requirements hereof or otherwise, (D) curing any ambiguity, or curing, correcting or supplementing any defective provision thereof or hereof or (E) amending the Fiscal Agency Agreement or the Securities of this series in any manner which the Issuer and the Fiscal Agent may determine and shall not be inconsistent with the Securities of such series and shall not adversely affect the interest of any holder of Securities in any material respect.

5.     Addition of Alternative Paragraph [10] of Exhibit A to the Fiscal Agency Agreement. A new Alternative Paragraph [10] of the form of Reverse of Registered Security is added to Exhibit A to the Fiscal Agency Agreement immediately after Paragraph [10] thereof, to read in full as follows:

[Alternative Paragraph [10] for Collective Action Securities] [10]. No reference herein to the Fiscal Agency Agreement shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of [(and premium, if any, on)] [and interest on] this Security at the times, place and rate, and in the coin or currency, herein prescribed.

6.     Addition of Paragraph [15] to Exhibit A to the Fiscal Agency Agreement. A new Paragraph [15] of the form of Reverse of Registered Security is added to Exhibit A to the Fiscal Agency Agreement, to read in full as follows:

[15]. The Issuer may, from time to time, without the consent of the holders of any Security of this series, create and issue additional Securities having terms and conditions the same as the Securities of this series, or the same except for the amount of the first payment of interest, which additional Securities may be consolidated and form a single series with the outstanding Securities of this series; provided that such additional Securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such Securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the Securities of this series have as of the date of the issue of such additional Securities.

  7.     Savings Clause. In all other respects, the Fiscal Agency Agreement shall remain in full force and effect. All references in any other agreement or document to the Fiscal Agency Agreement shall, on and after the date hereof, be deemed to refer to the Fiscal Agency Agreement as amended hereby.

  8.     Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Such counterparts shall together constitute but one and the same agreement.

  9.    Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, UNITED STATES OF AMERICA WITHOUT REGARD TO THOSE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK, UNITED STATES OF AMERICA; PROVIDED, HOWEVER, THAT AUTHORIZATION AND EXECUTION OF THIS AGREEMENT BY THE ISSUER SHALL BE GOVERNED BY THE LAWS OF THE REPUBLIC.

10.     Effectiveness. This Amendment shall become effective as of the date hereof upon execution by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

REFRENDO: CONTRALORIA GENERAL DE LA REPUBLICA DE PANAMA	REPUBLIC OF PANAMA

By:	/S/ ALVIN WEEDEN GAMBOA	By:	/S/ DOMINGO LATORRACA M.

	Name: Alvin Weeden Gamboa Title: General Controller of the Republic of Panama		Name: Domingo Latorraca M. Title: Vice-Minister of Economy and Finance of the Republic of Panama

JPMORGAN CHASE BANK, as Fiscal Agent

By:	/S/ SUSY P. PESTANA

Name: Susy P. Pestana Title: Assistant Vice-President

EXHIBIT G

RECENT DEVELOPMENTS

The information included in this section supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2001 on Form 18-K filed with the Commission on September 30, 2002, as amended. To the extent the information in this section is inconsistent with the information contained in such amended annual report, the information in this section replaces such information. Initially capitalized terms used in this section have the respective meaning assigned to those terms in such amended annual report.

The Economy

Panama’s gross domestic product (“GDP”) grew an estimated 0.8% in 2002, compared to 0.3% in 2001. Inflation, as measured by the consumer price index (“CPI”), was 1% in 2002. The consolidated non-financial public sector balance showed a deficit of $236 million (1.9% of GDP) for the same period. Beginning in 2002, the non-financial public sector balance published by the Government includes, for statistical purposes, the results of the Panama Canal Authority, an autonomous public entity whose budget is not included in the budget of the Government.

In 2002, Panama was affected by the general global economic downturn, and economic indicators were mixed. Personal and governmental services rose 2.8% but primary sector industries (which consist of agriculture, fishing and mining) fell 2.3% from 2001 to 2002. The hotel and restaurant industry grew 17.5% and the Colón Free Trade Zone showed gains of 1.6%, but the manufacturing and construction sectors fell 4.9% and 10.0%, respectively, in 2002. Net exports of goods and services decreased by 3.4% in 2002; imports of goods increased by 2.4% in the same period.

GDP growth is estimated to have reached 2.4% and inflation, as measured by CPI, reached 1.4% for the first quarter of 2003 compared to the same period of 2002. The consolidated non-financial public sector balance showed a deficit of $184 million (1.4% of GDP) in the first quarter of 2003. Personal and governmental services grew 2.8%, and commercial and financial services declined 1.3% for the first quarter of 2003 compared to the same period of 2002. The transportation and telecommunications sector grew 6.0% and the industrial sector grew slightly by 0.6%, but the Colón Free Trade Zone experienced a decline of 7.5% for the same period. Net exports of goods and services grew by 1.2% for the first quarter of 2003 compared to the same period of 2002; imports of non-capital goods and capital goods grew 10% and 23.2%, respectively, for the same period.

In the first half of 2002, the National Dialogue (the discussions among government, the business sector, representatives of workers and opposition parties) resulted in an agreement on the use of the fund in which proceeds generated from certain privatizations are deposited (the “Development Trust Fund”). The agreement is reflected in the Fiscal Responsibility Law, which was signed on May 7, 2002. The law sets targets for the ratio of total debt to GDP at 50% and the ratio of external debt to GDP at 35% and provides a mechanism, adjusted to reflect the Republic’s economic growth, to meet those targets over the medium term. To facilitate debt management, the law allows the Republic to invest up to 100% of the principal of the Development Trust Fund in Panamanian bonds. The law also provides for several large infrastructure projects, designed to stimulate employment starting in 2003. These projects include the widening of the Inter-American highway for $90 million, irrigation projects for $40 million, and projects aimed at increasing the supply of potable water for $70 million.

On January 14, 2002, the Ministry of Economy and Finance announced the budget for 2002, invoking the mechanisms of Article 270 of the Constitution of Panama, which allowed the 2001 budget to be automatically extended as the 2002 budget with certain required adjustments. Under this procedure, all items included in the Republic’s 2002 budget proposal relating to contractual obligations, debt service and investment as previously authorized were automatically approved. The 2002 budget contemplated total expenditures of $6,135 million, an amount that included both the spending required by Article 270 and approximately $232 million of spending cuts from the 2001 budget as originally approved.

In February 2002, the Government implemented a spending cut of $355 million. The non-financial public sector registered a deficit of 2.7% of GDP for the first six months of 2002; the deficit was mainly attributable to an increase in expenditures for medical services and personnel in the social security system. In June 2002, the

Government implemented an additional spending cut of $150 million, and on June 26, 2002 the Government implemented a hiring freeze for the public sector, with the aim of achieving a fiscal deficit target of between 1.0% and 1.5% of GDP for 2002. In order to ensure compliance with the Fiscal Responsibility Law, on September 18, 2002 the cabinet announced spending cuts totaling $190.7 million to be spread broadly among central government operations and other public sector entities (decentralized institutions). Panama’s non-financial public sector balance showed a deficit of $236 million, or 1.9% of GDP, at year-end 2002.

The budget for 2003 was submitted to the National Assembly on September 25, 2002, and was approved by the National Assembly on November 15, 2002. The 2003 budget contemplates total expenditures of $5,493 million. The 2003 budget was planned in accordance with the Fiscal Responsibility Law. Consequently, the 2003 budget is structured on a cash execution basis unlike budgets in previous years, which were formulated on a commitment execution basis. The Government believes that cash execution basis is an improved tool for managing the Government’s public finances. The 2003 budget includes investment projects which will be executed within the 2003 fiscal period. Under the 2003 budget, the total financial needs for the year are approximately $600 million, which include approximately $400 million in public debt amortizations, plus the anticipated deficit for 2003. For the first quarter of 2003, Panama’s non-financial public sector balance registered a deficit of $184 million, or 1.4% of GDP.

On December 26, 2002, the National Assembly approved Law 61, which enacts tax reforms aimed at improving and streamlining the administrative and operating procedures of the Directorate of Revenues in order to increase efficiency in tax collection. The approved tax reforms also create a broader tax base through: (1) the extension of value-added tax to services, (2) the increase of effective rates for certain traditionally tax-exempt industries, (3) the establishment of a luxury tax on certain goods and (4) the gradual elimination of tax incentives currently granted to certain sectors of the economy.

In 2002, Panama announced $145 million in investments in various water projects over the next two years to strengthen IDAAN, the national water company. Panama also announced a $160 million project to build a second bridge over the Panama Canal.

Panama has decided not to privatize the Tocumen International Airport located outside Panama City. In January 2003, the National Assembly approved the creation of the Civil Aeronautic Authority, an autonomous state entity that will oversee civil aviation in Panama. The National Assembly also passed legislation aimed at the development and maintenance of Panama’s airport facilities, including measures to improve operating efficiency.

As of December 31, 2002, the exclusive landline telephony service concessions granted to C&W Panama, in which the Government retains a 49% interest, expired, leaving the local and long distance telecommunications market open to competition from other providers. In addition, the sole concession for petroleum refining in Panama, which had been granted to Refinería Panama S.A., was terminated as of December 31, 2002 by mutual agreement between the Republic and Refinería Panama S.A., thereby eliminating supplemental tariffs on imports of petroleum products.

As of December 31, 2002, Panama’s external debt was equal to $6,349.05 million, up from $6,262.81 million as of December 31, 2001. This balance includes $151 million of pre-funding for 2003 obtained as part of the issuance, in December 2002, of $430 million of 9.375% Global Bonds due 2023. The ratio of external debt to current GDP as of December 31, 2002 was 56.0%. As of June 30, 2003, Panama’s external debt was equal to $6,511.0 million.

In an effort to promote the development of Panama’s capital market, the Government initiated in July 2002 a program of Treasury Note issuances in the local market. In seven monthly auctions ending on February 4, 2003, Panama issued approximately $250 million of 7.25% Treasury Notes due 2005; in six monthly auctions from March 11, 2003 to August 5, 2003, Panama issued approximately $165 million of 6.75% Treasury Notes due 2007. The Government completed its financing needs pursuant to the June 2003 auction, and proceeds from subsequent auctions are to be used for debt management operations.

On January 16, 2002, Panama issued $180 million principal amount of its 9.375% Global Bonds due 2012 in exchange for warrants that Panama had issued previously in connection with its July 13, 2001 tender offer for its

7.875% Global Bonds due 2002. On July 19, 2002, Panama issued $150 million principal amount of its 9.375% Global Bonds due 2012 in a reopening of that issue. On September 19, 2002, Panama issued $170 million principal amount of its 9.375% Global Bonds due 2012 in an additional reopening of that issue. A portion of the September reopening was used to repurchase external debt. On December 3, 2002, the Republic issued $430 million of its 9.375% Global Bonds due 2023, of which approximately $280 million were used to repurchase external debt. In 2002, a total of $488 million principal amount of Brady Bonds was retired through debt management operations.

On February 28, 2003, Panama issued $275 million principal amount of its Global Bonds due 2027 in a reopening of that issue. Approximately $50 million of the reopening were used to repurchase external debt, and the remaining balance was allocated to general budgetary purposes. In 2003 through June 30, Panama has repurchased $107.7 million principal amount of Brady Bonds.

The following is a summary of certain economic indicators:

•	GDP (in 1996 constant prices) was an estimated $11,319.1 million for 2002, $11,234.7 million for 2001 and $11,196.4 million for 2000.

•	The consumer price index (% change) for 2002 increased 1.0% from the prior year, and remained unchanged in 2001 from 2000.

•	Unemployment was 13.8% for 2002, and 14.7% for 2001.

•	Average real monthly wages in all sectors of the Panamanian economy decreased by an average of 1.6% to $512.33 in 2001 and an average of 5.4% to $520.49 in 2000.

•	The overall balance of payments deficit was $153.7 million for 2002 and $154.1 million for 2001.

•	Total official reserves were $1,210.7 million at year-end 2002 and $1,075 million at year-end 2001.

•	Total public debt was $8,794.7 million as of June 30, 2003, $8,521.2 million at year-end 2002, $8,400.8 million at year-end 2001 and $7,732.1 million at year-end 2000.

Political Developments

On September 1, 2002, the Government regained a working majority in the National Assembly on key economic issues. In November 2002, the National Assembly approved the Government’s proposed budget for 2003, which was implemented on January 2, 2003. In December 2002, the National Assembly approved the tax reforms referred to above with the passage of Law 61. Elections for President, two Vice-Presidents and the National Assembly are scheduled for May 2004.

International Trade

In early 2002, Panama signed an agreement in principle (the “Free Trade Agreement”) with Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua to work towards a Central American free trade zone by 2005. The Free Trade Agreement was approved by the National Assembly in December 2002. Pursuant to the Free Trade Agreement, Panama and El Salvador signed a bilateral protocol that covers about 85% of both countries’ output. In addition, Panama is currently negotiating similar bilateral protocols with each of Guatemala, Honduras, Costa Rica and Nicaragua. Panama is also negotiating a bilateral trade agreement with the Dominican Republic. On August 21, 2003, Panama signed a free trade agreement with Taiwan; the agreement will take effect subject to the approval of both countries’ legislatures.

In June 2002, Panama announced the creation of the Baru Free Trade Zone, located in the District of Baru, in the western province of Chiriqui. The objective of the creation of the Baru Free Trade Zone is to facilitate commercial access to and from markets in the Pacific, Central America, Mexico and the West Coast of the United States.

In April 2002, the Organization for Economic Cooperation and Development (“OECD”) removed Panama from the list of countries that it considers uncooperative tax havens. As part of an agreement with the OECD, Panama has pledged to improve the transparency of its tax system, and to provide certain tax information to the OECD member countries.

The Unit of Financial Analysis (“UAF”) of Panama has signed letters of understanding with regulatory bodies in eleven other countries in Latin America and the Caribbean to prevent money laundering. The letters of understanding pave the way for greater cooperation between countries in order to facilitate the exchange of information.

IMF Relationship

The International Monetary Fund (“IMF”) and Government representatives met in April 2002 following the expiration of Panama’s most recent stand-by agreement in March 2002. During 2002, the Government maintained ongoing conceptual discussions with the IMF about a possible new standby facility, but no such facility was arranged. The IMF concluded its most recent Article IV review of Panama in July 2002, and is anticipated to initiate another such review in October 2003.

The Panama Canal

The Panama Canal Authority announced that toll revenues for fiscal 2002 reached a record $588.8 million, an increase of 1.6% over fiscal 2001. Toll revenues for fiscal 2001 were $579.5 million, an increase of 0.9% over fiscal 2000. In July 2002, the Panama Canal Authority announced changes to its toll structure. The first phase of such changes (implemented in October 2002) raised tolls by an average of 8% and the second phase (implemented in July 2003) raised tolls by an average of 4.5%, with actual toll fees based on vessel type and tonnage, and a fee for locomotive usage based on the number of locomotive cables required.

The Panama Canal Authority investment plan for 2002 through 2004 totals more than $350 million, of which $215.4 million were incurred in 2002. The Canal Authority is currently working on a five-year plan which would include such major projects as deepening and widening sections of the Canal and Gatun Lake, acquiring tows and engines, rehabilitating railways for towing engines and increasing capacity of the potable water system. No budget has yet been set for these projects.

In June 2002, Panama agreed to cancel the $22.2 million annual rental payments payable by a subsidiary of Hutchinson Whampoa, Ltd. (“Hutchinson”), the company that was granted the concession to operate the terminals at either end of the Panama Canal. The cancellation was granted in view of Hutchinson’s investments in terminal expansion.